Lamb Weston Holdings, Inc.

599 South Rivershore Lane

Eagle, Idaho 83616

February 26, 2021

Ms. Heather Clark

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:     Lamb Weston Holdings, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2020

Form 10-Q for the Fiscal Quarter Ended November 29, 2020

Form 8-K furnished January 7, 2021

File No. 001-37830

Dear Ms. Clark:

Thank you for your letter, dated February 23, 2021, regarding Lamb Weston Holdings, Inc.’s (the “Company”) Form 10-K for the fiscal year ended May 31, 2020 (the “Form 10-K”), Form 10-Q for the fiscal quarter ended November 29, 2020 (the “Form 10-Q”) and Form 8-K furnished January 7, 2021 (the “Form 8-K”). For your convenience, we have set forth below the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) followed by our responses.

Form 10-K for the Fiscal Year Ended May 31, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended May 31, 2020 Compared to Fiscal Year ended May 26, 2019
Product Contribution Margin, page 30

1.              We refer to your presentation of Product Contribution Margin. Product Contribution Margin by segment representing measures reported to the CODM for segment reporting purposes is permissible under ASC 280, however, disclosure of the measure on a consolidated basis outside of the ASC 280 footnote to the consolidated financial statements represents a non-GAAP financial measure for which you are required to comply with the disclosure requirements outlined in Item 10(e) of Regulation S-K. Please revise to include all relevant disclosures required by Item 10(e)(i)(C)-(D) of Regulation S-K. Refer to Question 104.04 of the SEC’s Division of Corporation Finance C&DI’s on Non-GAAP Financial Measures for further guidance.

Response:

The Company notes the Staff’s comment and has considered the requirements of Item 10(e)(i)(C)-(D) of Regulation S-K and Question 104.04 of the Compliance and Disclosure Interpretations (C&DI).  We respectfully submit that on page 29 of the Form 10-K, in the first paragraph under Results of Operations, the Company defines product contribution margin, the reason management believes the measure provides useful information regarding the Company’s results of operations, and reconciles product contribution margin to gross profit, the most directly comparable financial measure presented in accordance with GAAP.  However, we acknowledge we did not specifically disclose that product contribution margin is a non-GAAP financial measure.  In future filings, the Company will update the discussion regarding non-GAAP financial measures to also include product contribution margin.  For example, on page 36 of the Form 10-K, we would revise the heading and first two paragraphs under Reconciliation of Non-GAAP Financial Measures to Reported Amounts as follows (new language in bold):

Non-GAAP Financial Measures

To supplement the financial information included in this report, we have presented product contribution margin on a consolidated basis, Adjusted EBITDA, Adjusted EBITDA including unconsolidated joint ventures and Adjusted Diluted EPS, each of which is considered a non-GAAP financial measure.

Product contribution margin is one of the primary measures reported to our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. Product contribution margin includes advertising and promotion expenses because those expenses are directly associated with the performance of our segments. Our management uses Adjusted EBITDA, Adjusted EBITDA including unconsolidated joint ventures and Adjusted Diluted EPS to evaluate the Company’s performance excluding the impact of certain non-cash charges and other special items in order to have comparable financial results to analyze changes in our underlying business between reporting periods. We include these non-GAAP financial measures because management believes they are useful to investors in that they provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making. We believe that the presentation of these non-GAAP financial measures, when used in conjunction with GAAP financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. These non-GAAP financial measures should be viewed in addition to, and not as alternatives for, financial measures prepared in accordance with GAAP. These non-GAAP financial measures may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures the same way. These measures are not a substitute for their comparable GAAP financial measures, such as gross profit, net income (loss) or diluted earnings per share, and there are limitations to using non-GAAP financial measures.

In addition, we will refer readers to the reconciliation of product contribution margin to gross profit on page 29 of the Form 10-K.  Further, we will include a discussion of gross profit with equal or greater prominence when we present total product contribution margin in the narrative sections of the Form 10-K.  For example, on page 30 of the Form 10-K, we would revise the current caption “Product Contribution Margin” to “Gross Profit and Product Contribution Margin” and include a discussion of gross profit alongside product contribution margin in the first paragraph under that caption.

Form 10-Q for the Fiscal Quarter Ended November 29, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations of Non-GAAP Financial Measures to Reported Amounts, page 28

2.              We note your presentation of the non-GAAP measures “EBITDA” which adjusts for equity method investment earnings and “EBITDA from unconsolidated joint ventures.” Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove other adjustments from your calculation of EBITDA or alternatively, you may revise the title your non-GAAP measure to distinguish it from EBITDA. Please refer to Question 103.01 of the SEC’s Division of Corporation Finance C&DI’s on Non-GAAP Financial Measures for further guidance. Your 8-K earnings releases should be similarly revised.

Response:

The Company notes the Staff’s comment and will revise the title of the above-mentioned measure to “Adjusted EBITDA” in future filings.

Form 8-K furnished January 7, 2021

Exhibit 99.1, page 1

3.              Please revise your bullet points regarding your second quarter 2021 highlights to also present the most directly comparable GAAP measure to EBITDA with equal or greater prominence. Please refer to Question 102.10 of the SEC’s Division of Corporation Finance C&DI’s on Non-GAAP Financial Measures for further guidance.

Response:

The Company notes the Staff’s comment and has considered Question 102.10 of the C&DI.  We respectfully submit that the Company presents income from operations, which the Company believes is a helpful and comparable GAAP measure to EBITDA for the Company, with equal or greater prominence in its filings. However, we recognize the Staff’s view and acknowledge that net income should also be included. While the Company did not provide net income in the bullet points on the first page of Exhibit 99.1 in the Form 8-K furnished on January 7, 2021, we did present net income with equal or greater prominence in the table on page 2 of the exhibit, as shown below:

Summary of Second Quarter 2021 Results

($ in millions, except per share)

	Q2 2021	Year-Over-Year Growth Rates	First Half FY 2021	Year-Over-Year Growth Rates
Net sales	$896.1	(12)%	$1,767.6	(12)%
Income from operations	$139.6	(28)%	$275.3	(24)%
Net income	$96.9	(31)%	$186.2	(27)%
Diluted EPS	$0.66	(31)%	$1.27	(27)%
EBITDA including unconsolidated joint ventures(1)	$213.2	(18)%	$415.0	(16)%

The Company also included a discussion of net income on page 2 of the exhibit in the fourth paragraph under Q2 2021 Commentary.  In future filings, the Company will present net income with equal or greater prominence in similar presentations. In this regard, we refer you to the Company’s Current Reports on Form 8-K furnished on January 3, 2020, April 1, 2020, July 28, 2020 and October 7, 2020, each of which reflects the approach the Company intends to follow going forward.

We appreciate the opportunity to address the Staff’s comments. If you have any questions regarding our responses, please contact Bernadette Madarieta, Vice President and Controller, at (208) 658-2206.

Sincerely,

/s/ Robert M. McNutt

Robert M. McNutt
Senior Vice President and Chief Financial Officer

cc:	Bernadette Madarieta